Exhibit 99.1

FOR IMMEDIATE RELEASE

Newtek Business Services Reports Quarterly Loss

The Company Confirms its Record Revenue and Earnings Guidance for 2005

Announces Investor Conference Call

New York, N.Y. – May 12, 2005 – Newtek Business Services, Inc. (NASDAQ: NKBS) www.newtekbusinessservices.com), a direct distributor of financial and business products to the small to medium-sized business market, today announced its first quarter loss of $0.08 per share on revenues of $13.1 million.

Barry Sloane, Chairman and CEO of Newtek Business Services, Inc., said, “Our plan to establish Newtek as the premier provider of business and financial services to the small to medium-sized business market is on track and continues to pick up momentum. We are confirming our 2005 guidance of $0.39 to $0.40 of EPS along with anticipated revenues of $100 million, despite a modest loss for the first quarter.”

Both revenue and earnings projections for 2005 would be record numbers for the company and significant increases over 2004. Out of 20 quarters of reporting as a public company, Newtek has had 8 quarters of pre-tax net losses. We believe this is attributable primarily to our financial position in the certified capital company business which creates uneven and non-sequential revenue recognition.

Newtek has grown its annualized revenues and pre-tax earnings from 2001 to 2004 by 198% and 1067% respectively. Newtek also increased shareholders equity from $9 million at the end of 2000 to $75 million at March 31, 2005 (unaudited), a 733% increase. Mr. Sloane continued “We have had tremendous growth in our merchant services business, despite the first quarter being seasonally weak, of approximately 13% revenue growth during the quarter. We also exceeded our initial projections in the web hosting business, adding an average of over 1,000 new clients per month net of attrition, and earning approximately $943,000 of pre-tax net income (unaudited) for the quarter in the segment.”

Mr. Sloane concluded by noting “Newtek has evolved and will continue to evolve over time into a special, cutting edge organization focusing on the ‘crown jewel’ of the U.S. economy: the small to medium-sized business owner. We will not lose our focus or our mission as we navigate the company through many difficult but exiting challenges.”

The previously announced conference call will be accessible via a toll free number by dialing 800-561-2731 and providing the pass code 32478748. Listeners are encouraged to ask any questions that they may have during the call. The conference call will also be broadcasted over the Internet through Newtek’s website at www.newtekbusinessservices.com. To listen to the webcast live, please go to Newtek’s website approximately 15 minutes prior to the call to download any audio software which may be necessary. For those who miss the live broadcast, a replay will be available on the website approximately one hour after the call.

The conference call will also be broadcasted over the Internet through Newtek’s website at www.newtekbusinessservices.com. To listen to the webcast live, please go to Newtek’s website approximately 15 minutes prior to the call to download any audio software which may be necessary. For those who miss the live broadcast, a replay will be available on the website approximately one hour after the call. The company will use a PowerPoint presentation which will be posted on the homepage of the website.

About Newtek Business Services, Inc.

Newtek Business Services, Inc. is a direct distributor to the small to medium-sized business market. According to the SBA, there are over 23 million small businesses in the United States which in total represent 99.7% of all employers, generate 60 – 80 percent of all new jobs annually and generate more than 50% of non-farm GDP. Since 1999, Newtek has helped these business owners realize their potential by providing them with the essential tools needed to manage and grow their businesses. Newtek focuses on providing its 45,000 customers with access to financial, management and technological resources that enable them to better grow and compete in today’s marketplace. Newtek’s products and services include:

•	Newtek Small Business Finance: U.S. government-guaranteed small business lending services;

•	Newtek Merchant Solutions: electronic merchant payment processing solutions;

•	Newtek Insurance Agency: commercial and personal insurance;

•	CrystalTech Web Hosting: domain registration, hosting and storage;

•	Newtek Financial Information Systems: outsourced digital bookkeeping; and

•	Newtek Tax Services: tax filing, preparation and advisory services.

The statements in this release may contain forward looking statements relating to such matters as anticipated future business strategies and financial performance, anticipated future number of customers, business prospects, legislative developments and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward looking statements. In order to comply with the terms of the safe harbor, Newtek Business Services, Inc. notes that a variety of factors could cause its actual results to differ materially from the anticipated results expressed in the Company’s forward looking statements such as intensified competition and/or operating problems and their impact on revenues and profit margins or additional factors as described in Newtek Business Services’ 2004 annual report on Form 10-K.

Contacts:

Newtek Business Services

Barry Sloane

Chairman of the Board & CEO

212-356-9500

bsloane@newtekbusinessservices.com

Dave Gentry

Aurelius Consulting Group, Inc.

407-644-4256

dave@aurcg.com

NEWTEK BUSINESS SERVICES, INC., AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2005 (UNAUDITED) AND DECEMBER 31, 2004

	March 31, 2005	December 31, 2004
ASSETS
Cash and cash equivalents	$48,295,721	$50,921,982
Restricted cash	2,402,427	2,181,675
Credits in lieu of cash	85,779,300	88,883,335
SBA loans receivable (net of reserve for loan losses of $981,305 and $1,621,259, respectively)	35,804,300	34,186,047
Accounts receivable (net of allowance of $91,716 and $72,062, respectively)	1,474,635	1,561,252
Receivable from bank	7,479,851	1,799,537
SBA loans held for sale	5,455,957	2,262,035
Accrued interest receivable	362,829	375,411
Investments in qualified businesses – cost method investments	300,000	300,000
Investments in qualified businesses –held to maturity investments	3,009,186	2,909,097
Structured insurance product	3,256,464	3,216,112
Prepaid insurance	14,844,347	15,505,326
Prepaid expenses and other assets (net of accumulated amortization of deferred financing costs and other intangibles of $592,162 and $404,105, respectively)	7,269,533	4,708,865
Capitalized servicing asset (net of accumulated amortization of $749,891 and $486,799, respectively)	2,041,620	2,084,763
Furniture, fixtures and equipment (net of accumulated depreciation of $1,270,196 and $1,025,672, respectively)	2,977,767	1,958,927
Customer merchant accounts (net of accumulated amortization of $1,620,463 and $1,226,741, respectively)	6,079,388	4,393,226
Goodwill	7,892,508	11,150,326

Total assets	$234,725,833	$228,397,916

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$7,039,240	$9,725,690
Notes payable – certified investors	3,934,047	3,925,946
Notes payable – insurance	7,185,226	7,877,195
Notes payable – other	8,440,000	520,000
Bank notes payable	35,227,301	27,987,696
Deferred revenue	1,159,783	1,160,286
Note payable in credits in lieu of cash	75,119,731	76,258,728
Mandatory redeemable preferred stock	1,500,000	1,500,000
Deferred tax liability	15,071,075	16,626,577

Total liabilities	154,676,403	145,582,118

Minority interest	5,421,257	5,720,950

Commitments and contingencies
Shareholders’ equity:
Preferred stock (par value $0.02 per share; authorized 1,000,000 shares, no shares issued and outstanding)	—	—
Common stock (par value $0.02 per share; authorized 39,000,000 shares, issued and outstanding 33,907,172 and 33,873,333, not including 582,980 shares held in escrow)	678,144	677,467
Additional paid-in capital	53,206,615	52,858,400
Unearned compensation	(2,288,325)	(2,297,459)
Retained earnings	23,031,739	25,856,440

Total shareholders’ equity	74,628,173	77,094,848

Total liabilities and shareholders’ equity	$234,725,833	$228,397,916

NEWTEK BUSINESS SERVICES, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2005, AND 2004

	2005	2004
Revenue:
Income from tax credits	$1,061,341	$2,023,525
Electronic payment processing	6,010,983	3,232,504
Servicing fee and premium income	812,965	1,177,372
Web hosting	2,248,876	—
Interest and dividend income	1,073,133	1,028,948
Other income	1,883,087	473,149
Insurance commissions	221,099	—

Total revenue	13,311,484	7,935,498

Expenses:
Interest	3,697,291	3,764,774
Payroll and consulting fees	4,096,982	2,185,449
Electronic payment processing costs	4,481,074	2,100,986
Professional fees	1,738,822	994,609
Insurance	720,737	714,962
Provision for loan losses	100,762	104,681
Depreciation and amortization	1,089,395	290,321
Other	1,960,021	968,260

Total expenses	17,885,084	11,124,042

Loss before minority interest and benefit for income taxes	(4,573,600)	(3,188,544)

Minority interest	259,857	300,314

Loss before benefit for income taxes	(4,313,743)	(2,888,230)
Benefit for income taxes	1,489,042	1,184,174

Net loss	$(2,824,701)	$(1,704,056)

Weighted average common shares outstanding
Basic	33,892,252	26,471,248
Diluted	33,892,252	26,471,248
Net loss per share
Basic	$(.08)	$(.06)
Diluted	$(.08)	$(.06)

NEWTEK BUSINESS SERVICES, INC., AND SUBSIDIARIES

SEGMENT FOOTNOTE

	For the three month period ended March 31, 2005	For the three month period ended March 31, 2004
Revenue
SBA Lending	$2,222,391	$2,205,058
Electronic payment processing	6,010,983	3,232,504
Web hosting	2,248,876	—
Capco & other	2,829,234	2,497,936

Total	$13,311,484	$7,935,498

Loss before benefit for income taxes
SBA Lending	$(105,733)	$288,761
Electronic payment processing	(46,000)	10,573
Web hosting	942,999	—
Capco & other	(5,105,009)	(3,187,564)

Total	$(4,313,743)	$(2,888,230)

Depreciation and Amortization
SBA Lending	$398,064	$79,204
Electronic payment processing	186,749	168,604
Web hosting	357,225	—
Capco & other	147,357	42,513

Total	$1,089,395	$290,321

INTERCOMPANY Revenue eliminated above
SBA Lending	$—	$—
Electronic payment processing	336,265	214,932
Web hosting	240	—
Capco & other	1,095,829	416,532

Total	$1,432,334	$631,464

INTERCOMPANY Expenses eliminated above
SBA Lending	$422,804	$158,113
Electronic payment processing	571,630	320,656
Web hosting	69,099	—
Capco & other	368,801	152,695

Total	$1,432,334	$631,464

	March 31, 2005	December 31, 2004
Identifiable Assets
SBA Lending	$59,405,339	$48,839,937
Electronic payment processing	6,595,668	3,507,162
Web hosting	13,760,586	12,367,893
Capco & other	154,964,240	163,682,924

Total	$234,725,833	$228,397,916